DC

No Act
P.E. 12-13-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03005814

January 21, 2003

Andrew Bor
Perkins Coie LLP
1201 Third Avenue
Suite 4800
Seattle, WA 98101-3099

Act 1934
Section 14A-8
Rule
Public Availability 1-21-2003

Re: Weyerhaeuser Company
Incoming letter dated December 13, 2002

Dear Mr. Bor:

This is in response to your letter dated December 13, 2002 concerning the shareholder proposal submitted to Weyerhaeuser by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

ANDREW BOR
206-583-8577
ABor@perkinscoie.com

December 13, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Bartlett Naylor for Inclusion in the Weyerhaeuser Company 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to the Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or the "Company"). On November 6, 2002, Weyerhaeuser received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Bartlett Naylor (the "Proponent"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting (the "2003 Proxy Statement").

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Weyerhaeuser excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Weyerhaeuser the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to declassification of the Board of Directors and states, in relevant part:

> *RESOLVED: That Weyerhaeuser stockholders urge the Board of Directors take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The board declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.*

Summary of Bases for Exclusion

We have advised Weyerhaeuser that it may properly exclude the Proposal, or portions thereof, from its 2003 Proxy Statement and form of proxy for the following reasons:

1. Portions of the Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

2. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because it will require extensive editing to bring it into compliance with the proxy rules.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. Portions of the Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that, among other things, contain false or misleading statements, inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (April 24, 2002); *General Motors Corp.* (Apr. 3, 2002); *The Boeing Co.* (Mar. 2, 2002); *Staff Legal Bulletin No. 14* (July 13, 2001) (where the Staff states that shareholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate"). Rule 14a-9(b), Note (b) includes in the definition of false or misleading statements "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Furthermore, as set forth in Rule 14a-9(a), false or misleading statements include omissions of material facts necessary to make the statements that are included not false or misleading. We believe that the portions of the Proposal identified below are properly excludable unless modified by the Proponent.

First, several statements are properly excludable unless modified because they inappropriately and misleadingly cast the Proponent's opinions as statements of fact, as follows:

- **[paragraph 5, last sentence]** *"The New Economy, including an increasingly 'green' public, has grown restive with Weyerhaeuser."*

- **[paragraph 6, second sentence]** *"[T]he resulting national media attention further damaged our company's reputation."*

- **[paragraph 7]** *"Long term profitability rests on integrity."*

- **[paragraph 8]** *"Improving accountability of directors to shareholders is essential to improving integrity at Weyerhaeuser."*

The Proponent should qualify the foregoing statements by adding, "The Proponent believes. . ." or "In the opinion of the Proponent. . ." or some other variation that casts the statements as the Proponent's opinion rather than facts . This request is consistent with the Staff's response to similar statements in proposals submitted to other companies. *See Pharmacia Corp.* (Mar. 7, 2002) (instructing the proponent to recast the following statements as the proponent's opinion: "[t]he poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future" and "[a] poison pill can insulate management at the expense of shareholders"); *Weyerhaeuser Co.* (Feb. 6, 2002) (instructing the proponent to recast the following statements as the proponent's opinion: "[a] poison pill can insulate management at the expense of shareholders" and "[a] poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate"); *Starbucks Corp.* (Dec. 12, 2001) (instructing the proponent to recast the following sentences as the proponent's opinion: "[s]hareholders deserve the opportunity to vote on each director annually rather than once every three years," "[a]ny concerns that the annual election of all directors could leave our company without experienced board members in the event that all incumbents are voted out are unfounded," and "[a] classified board structure serves to protect the incumbency of the Board of Directors and current management, and limits accountability to shareholders"). Without such qualification, the statements misleadingly suggest facts that have not otherwise been documented.

Second, there are several statements that are properly excludable unless modified because they assert facts in reliance upon purported authorities, without properly identifying those authorities or providing proper documentation for verification. For example:

- **[paragraph 3, last sentence]** *"In justifying its current board structure, Weyerhaeuser has pointed to supportive votes in 1985 and 1996."*
- **[paragraph 4, first sentence]** *"[S]hareholders of 1985 enjoy more say over our company's governance than current shareholders."*
- **[paragraph 6, first sentence]** *"'Weyerhaeuser gets forested land, but what do taxpayers end up with?' declared a major series by the Seattle Times."*
- **[paragraph 6, second sentence]** *"A General Accounting Office report released in July, 2000 detailed corrupted trading practices."*

The Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements and, with respect to the reference to a July 2000 General Accounting Office report, provide an accurate or more elaborate citation as we were unable to find such report upon conducting a search with the information provided. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements in proposals submitted to other companies. *See Sysco Corp.* (instructing the proponent to provide factual support in the form of citations to specific sources for each of the references to votes taken on classified proposals); *Sabre Holdings Co.* (Mar. 18, 2002) (instructing the proponent to "revise the reference to 'The Corporate Library' to provide an accurate citation to the source"); *Maytag Corp.* (Mar. 14, 2002) (instructing the proponent to provide factual support in the form of a specific citation to a specific source for the sentence "[t]he generous 2000 stock plan left us as shareholders with a total overall minimum dilution of 14%--adversely exceeding the 11% average dilution for S&P 500 companies"); *Starbucks Corp.* (instructing the proponent to delete or provide factual support for the statement that a classified board structure "may negatively impact financial performance").

Third, **the statement in the second sentence of paragraph 4** that *"[i]t is further ironic that our company should apply such obligation to history, given that the core of Weyerhaeuser's assets derive from land granted as subsidies to build the transcontinental railroads under the 1864 and 1870 Northern Pacific railroad land grants, lands intended for homesteaders"* should be deleted from the proposal because it indirectly impugns the integrity of the Board of Directors, indirectly makes charges concerning improper and immoral conduct without factual foundation, and is otherwise irrelevant to the topic of the proposal. The Proponent attempts to connect the derivation of the Company's land subsidies, over a century ago, to the conduct and integrity of the current management. This statement serves no purpose in the Proposal other than to impugn the integrity of the Board of Directors and to make charges concerning improper and immoral conduct, a tactic clearly prohibited by Rule 14a-9 and the Staff's interpretations thereunder. *See Raytheon Co.* (Mar. 13, 2002) (instructing the proponent to delete statements regarding Georgeson and the hire of outside counsel based on the company's argument that these statements maligned character without factual foundation); *Honeywell Int'l, Inc.* (Oct. 26, 2001) (instructing proponent to delete the statement that "Mr. Bossidy chose Mr. Bonsignore as his successor and then Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $10 million check" based on the company's argument that the statement impugned character without factual foundation). Accordingly, the statement should be deleted from the Proposal.

Fourth, **paragraph 5** should be deleted in its entirety because it is vague and misleading to shareholders. The Proponent's comparison of the *"Old Economy"* and the *"New Economy"* is vague, confusing, and cannot be substantiated. In addition, the Proponent uses the term *"increasingly 'green' public,"* which is confusing to shareholders, and cannot be substantiated. By not defining these terms, the Proponent has omitted material facts necessary to prevent these statements from being misleading. Thus, the paragraph should be deleted because it contains language that is vague and misleading to shareholders.

Accordingly, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement.

2. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because it will require extensive editing to bring it into compliance with the proxy rules.

As noted in Section 1 above, virtually every paragraph of the Proposal contains false or misleading statements that will require extensive editing to bring the Proposal into compliance with the proxy rules. Weyerhaeuser therefore requests that the Staff confirm that it will not recommend enforcement action against the Company should Weyerhaeuser omit the supporting statement in its entirety pursuant to Rules 14a-8(i)(3)/14a-9—violation of the proxy rules/ materially false and misleading statements.

We are of course mindful that the Staff has stated that it may permit a proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (Jul. 13, 2001). However, in prior no-action letters, the Staff has found it proper to omit certain shareholder proposals entirely pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Philadelphia Electric Co.* (available

July 30, 1992). More recently, the Staff has confirmed that in instances where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules" it may be appropriate "to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). We submit that the Proposal would require extensive editing to bring it into compliance with the proxy rules and is therefore properly excludable in its entirety on this basis.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8577.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Andrew Bor

AB:raa
Enclosures

cc: Bartlett Naylor
Claire Grace, Weyerhaeuser Company

EXHIBIT A

RESOLVED: That Weyerhaeuser stockholders urge the Board of Directors take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The board declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected."

SUPPORTING STATEMENT: Our company's board is divided into three classes of directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on roughly a third of the board each year.

Last year, and in 2000, clear majorities of voting Weyerhaeuser shareholders supported this resolution. The board failed to adopt this proposal. In justifying its current board structure, Weyerhaeuser has pointed to supportive votes in 1985 and 1996.

It is ironic that shareholders of 1985 enjoy more say over our company's governance than current shareholders. It is further ironic that our company should apply such obligation to history, given that the core of Weyerhaeuser's assets derive from land granted as subsidies to build the transcontinental railroads under the 1864 and 1870 Northern Pacific railroad land grants, lands intended for homesteaders.

Indeed, Weyerhaeuser seems to live in the Old Economy that survived on seemingly endless natural resources and government subsidy. The New Economy, including an increasingly "green" public, has grown restive with Weyerhaeuser.

"Weyerhaeuser gets forested land, but what do taxpayers end up with?" declared a major series by the Seattle Times. A General Accounting Office report released in July, 2000, detailed corrupted trading practices, including one involving Weyerhaeuser; the resulting national media attention further damaged our company's reputation.

Long-term profitability rests on integrity.

Improving accountability of directors to shareholders is essential to improving integrity at Weyerhaeuser

I urge you to vote FOR this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Weyerhaeuser Company
Incoming letter dated December 13, 2002

The proposal urges the Board of Directors to take the necessary steps to declassify the board for director elections.

We are unable to concur in your view that Weyerhaeuser may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "In justifying its . . ." and ends " . . . votes in 1985 and 1996";
- provide factual support in the form of a citation to a specific source for the sentence that begins "It is ironic . . ." and ends " . . . governance than current shareholders";
- delete the sentence that begins "It is further ironic . . ." and ends ". . . lands intended for homesteaders";
- recast the sentence that begins "The New Economy . . ." and ends ". . . grown restive with Weyerhaeuser" as the proponent's opinion;
- provide a citation to a specific publication date for the sentence that begins "Weyerhaeuser gets forested . . ." and ends " . . . series by the Seattle Times";
- provide a citation to a specific report for the phrase that begins "A General Accounting . . ." and ends " . . . including one involving Weyerhaeuser";
- recast the phrase that begins "the resulting national media . . ." and ends ". . . damaged our company's reputation" as the proponent's opinion;
- recast the sentence "Long term profitability rests on integrity" as the proponent's opinion; and

- recast the sentence that begins "Improving accountability of directors . . ." and ends ". . . improving integrity at Weyerhaeuser" as the proponent's opinion.

Accordingly, unless the proponent provides Weyerhaeuser with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Weyerhaeuser omits only those portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman
Attorney-Advisor